                                                                  EXHIBIT (B)(1)


                             BANKERS TRUST COMPANY
                            One Bankers Trust Plaza
                               130 Liberty Street
                            New York, New York 10006


                                                                   June 23, 1997


Three Rivers Holding Corp.
c/o Apollo Advisors, L.P.
1301 Avenue of the Americas
New York, New York  10036

Three Rivers Acquisition Corp.
c/o Apollo Advisors, L.P.
1301 Avenue of the Americas
New York, New York  10036

Attention:  Mr. Josh Harris


re  SMT Health Services Acquisition Financing
---------------------------------------------


Ladies and Gentlemen:

     You have advised Bankers Trust Company ("BTCo") that (i) Three Rivers Acquisition Corp., a newly-formed special purpose corporation ("Newco"), which in turn is wholly owned by another newly formed special purpose corporation named Three Rivers Holding Corp. ("Holdings"), intends to consummate a transaction pursuant to which Newco would acquire all of the issued and outstanding shares of common stock (the "Shares") of SMT Health Services, Inc. ("Target") by way of (x) a cash tender offer for any and all of the Shares, subject to the minimum condition referenced in the attached summary of terms, of Target (the "Tender Offer") and (y) as soon as practicable after the purchase of the Shares pursuant to the Tender Offer (but in any event not more than (I) 20 days thereafter, in the event 90% or more of the Shares are acquired pursuant to the Tender Offer or (II) 120 days thereafter, in the event less than 90% of the Shares are acquired pursuant to the Tender Offer), a merger of Newco with and into Target (the "Merger" and, together with the Tender Offer, the "Acquisition"), with Target, as the surviving corporation of such Merger, to be a direct wholly-owned subsidiary of Holdings and (ii) Target will seek to effect a refinancing of certain of its existing capitalized lease obligations (the "Refinancing"). It is our understanding that the Transaction will be a friendly transaction, with a definitive merger agreement (the "Merger Agreement") to be executed and delivered prior to the commencement of the Tender Offer. We understand that the aggregate consideration paid in connection with the Transaction (as defined below) (including the amount of fees and expenses incurred in connection therewith) shall not exceed $95.0 million.

     BTCo understands that the funding required to finance the acquisition of Shares pursuant to the Tender Offer, to effect the Refinancing, to pay consideration in connection with the Merger, to pay related fees and expenses in connection with the Acquisition and to provide for the ongoing working capital needs and general corporate requirements of Newco (or, after the consummation of the Merger, Target) and its subsidiaries shall be provided solely through (i) at least $35.0 million from the issuance by Holdings of common stock (the "Equity Financing") to Apollo Investment Fund, L.P. ("Apollo"), its affiliates and other investors previously identified to BTCo (the "Equity Investors"), (ii) the incurrence by Newco and Target of the Senior Bank Financing described below and
(iii) if the 90% Requirement is not satisfied and the proceeds of the Equity Financing and the term loans available pursuant to the A Term Loan Facility described below, after giving effect to the restrictions on availability described under the heading "Availability" in the attached Summary of Terms, are insufficient to pay all amounts needed to acquire Shares pursuant to the Tender Offer and pay fees and expenses in connection therewith and in connection with the Financing Transaction, proceeds of unsecured loans to be provided to Holdings by the Equity Investors (the "Merger Bridge Loans"), which loans shall be due and payable upon the consummation of the Merger, shall bear interest at the same rate as is applicable to term loans pursuant to the A Term Loan Facility and shall expressly provide that no payments shall be made thereon prior to the consummation of the Merger (the financing transactions described in preceding clauses (i), (ii) and, if applicable, (iii) are herein collectively referred to as the "Financing Transactions", with the Acquisition, the Refinancing and the Financing Transactions being herein collectively called the "Transaction"). After giving effect to the Transaction, Holdings and its subsidiaries shall have no outstanding indebtedness or preferred stock (other than indebtedness incurred pursuant to the Financing Transactions and indebtedness pursuant to certain lease financings of Target in existence prior to the date of this letter to the extent same have not been refinanced (the "Existing Lease Financings"), so long as the aggregate amount outstanding pursuant to Existing Lease Financings which remain in effect after the Closing Date in no event exceed $21 million).

     BTCo further understands that the senior secured bank financing will be in the form of (i) a term loan facility (the "A Term Loan Facility") in the amount of $50.0 million, to be made available to Newco (or, in the case of the final drawing referred to below, Target as the surviving corporation of the Merger) pursuant to one or more drawings, with the first such drawing to be made on the date of the consummation of the Tender Offer (the "Closing Date"), the final drawing to be made on the date of the consummation of the Merger (the "Merger Date"), and any drawings made after the Closing Date and prior to the Merger Date to be incurred only to the extent needed from time to time to pay interest on term loans then outstanding pursuant to the A Term Loan Facility, and (ii) a revolving credit facility (the "Revolving Credit Facility" and, together with the A Term Loan Facility, the "Senior Bank Financing") in the amount of $50.0 million, to be made available to Target (as the surviving corporation of the Merger) from and after the date of the consummation of the Merger; provided that to the extent the aggregate amount of outstanding indebtedness pursuant to Existing Lease Financings is reduced to an amount less than $21 million on or after the Closing Date and prior to the date of the consummation of the Merger, such amount (but in no event to exceed $15 million) shall be available pursuant to the Revolving Credit Facility on or after the Closing Date and prior to the date of the consummation of the Merger. A preliminary summary of certain terms and conditions of the Senior Bank Financing is attached as Exhibit A to this letter (the "Summary of Terms").

     BTCo is pleased to advise you of its commitment, subject to the terms and conditions contained herein and in the attached Summary of Terms, to provide 100% of the Senior Bank Financing. In connection with the Senior Bank Financing, BTCo shall act as the sole agent (in such capacity, the "Agent") and shall manage all aspects of the syndication thereof. BTCo reserves the right, prior to or after execution of the definitive credit documentation for the Senior Bank Financing, to syndicate all or a part of the Senior Bank Financing to one or more financial institutions (the "Lenders") that will become parties to such definitive credit documentation pursuant to a syndication to be managed by BTCo. You agree actively to assist BTCo in achieving a syndication that is satisfactory to BTCo and to you. Such syndication will be accomplished by a variety of means, including direct contact during the syndication between senior management and advisors of Holdings, Newco and Target (including, without limitation, Apollo) and the proposed Lenders. Without limiting our commitment as set forth above, your assistance in connection with the syndication will also include, if BTCo so requests, your restructuring, in a manner mutually acceptable to BTCo and you, the component facilities of the Senior Bank Financing, if in our judgment, such restructuring would result in a successful syndication, provided that in no event will the aggregate amount of the Senior
             --------
Bank Financing be reduced. To assist BTCo in its syndication efforts, you hereby agree both before and after the Closing Date (i) to provide and cause your advisors to provide BTCo and the other Lenders upon request with all reasonable information deemed necessary by us to complete syndication, including but not limited to, information and evaluations prepared by you, Target and your and their respective advisors and (ii) to assist BTCo upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Senior Bank Financing, including making available officers of Holdings, Newco and Target from time to time to attend and make presentations regarding the business and prospects of Holdings, Newco and Target, as appropriate, at a meeting or meetings of Lenders or prospective Lenders.

     BTCo's commitment to provide the Senior Bank Financing is expressly subject to (a) there not having occurred any material adverse change in the business, properties, assets, operations, liabilities, condition (financial or otherwise) or prospects of Target and its subsidiaries since December 31, 1996 and (b) the absence of any material adverse change after the date hereof in the market for syndicated facilities similar in nature to the Senior Bank Financing and the absence of any material disruption of or a material adverse change in financial, banking or capital markets generally, in each case as determined by BTCo in its sole discretion.

     To induce BTCo to issue this letter, you hereby jointly and severally agree that all reasonable fees and expenses (including the reasonable fees and expenses of counsel and consultants) of BTCo and its affiliates (collectively, "BT") arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements (and our due diligence in connection therewith) and in connection with the transactions described herein shall be for your account, whether or not the Acquisition is consummated, the Senior Bank Financing is made available or definitive credit documents are executed. You further jointly and severally agree to indemnify and hold harmless BT and each of the Lenders and each director, officer, employee, agent, representative and affiliate thereof (each, an "indemnified person") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve BT, any Lender or any such indemnified person as a result of or arising out of or in any way related to or resulting from the Transaction (or any element thereof), this letter or the extension of the Senior Bank Financing contemplated by this letter, or in any way arising from any use or intended use of this letter or the proceeds of any of the Senior Bank Financing contemplated by this letter and, upon demand, to pay and reimburse BT, each Lender and each indemnified person for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not BT, any such Lender or any such indemnified person is a party to any action, suit or proceeding out of which any such expenses arise and whether or not any such action, suit or proceeding is between you and BT, a Lender or an indemnified person or between BT, a Lender or an indemnified person and a third party or otherwise); provided, however, that you shall not have to indemnify any Lender
            --------  -------
or indemnified person against any loss, claim, damage, expense or liability which resulted primarily from the gross negligence or willful misconduct of BT, such Lender or such indemnified person. This letter is issued for your benefit only and no other person or entity may rely thereon. Neither BTCo nor any other Lender shall be responsible or liable to you or any other person for any consequential damages which may be alleged as a result of this letter or any failure to provide the Senior Bank Financing.

     BTCo reserves the right to employ the services of its affiliates (including, without limitation, BT Securities Corporation ("BTSC")) in providing the services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to BTCo in such manner as BTCo and such affiliates may agree in their sole discretion. You acknowledge that BTCo may share with any of its affiliates (including BTSC), and such affiliates may share with BTCo, any information relating to Holdings, Newco, Target and their respective affiliates and subsidiaries (including, without limitation, any non-public customer information regarding the creditworthiness of such entities) or the Transaction, subject to BTCo's customary treatment of customer confidential information.

     BTCo has received and reviewed a copy of the confidentiality agreement, dated April 2, 1997, between Apollo Management L.P. and Smith Barney Inc. (the "Apollo Confidentiality Agreement") and agrees to be bound thereby as if it were a party to such agreement; provided that for purposes of this paragraph (and the agreement contained above in this paragraph) it is agreed that (A) the provisions of the 3rd, 7th, 8th and 11th paragraphs of the Apollo Confidentiality Agreement shall have no applicability to BTCo or any other Lender, (B) the provisions of the first sentence of the 6th paragraph thereof shall be deemed modified by inserting the phrase "(to the extent permitted by law)" immediately after the phrase "it is agreed that you will" appearing therein, (C) the provisions of the foregoing confidentiality agreement shall not prohibit the disclosure of Evaluation Material by BTCo or any other Lender (i) as may be required or appropriate in any report, statement or testimony submitted to any municipal, state or Federal regulatory body having or claiming to have jurisdiction over BTCo or such Lender or to the Federal Reserve Board or the Federal Deposit Insurance Corporation or similar organizations (whether in the United States or elsewhere) or their successors), (ii) as may be required or appropriate in respect to any summons or subpoena or in connection with any litigation, (iii) in order to comply with any law, order, regulation or ruling applicable to BTCo or such Lender, (iv) to any prospective or actual Lender, transferee or participant in connection with any syndication of the Senior Bank Financing or (v) to any affiliate or BTCo or the respective Lender, provided that any person or entity which receives Evaluation Material pursuant to preceding clauses (iv) and (v) shall agree to maintain the confidentiality thereof in a manner consistent with the requirements of this paragraph, (D) the agreements contained in this paragraph shall terminate and be of no further force and effect on the Closing Date, at which time they shall be superseded and replaced by the confidentiality provisions provided in the definitive credit agreement and (E) it is our outstanding that you shall obtain the agreement of Smith Barney Inc. on behalf of Target to our receipt of Evaluation Material and our confidentiality undertaking in the form provided in this paragraph.

     The provisions of the immediately preceding three paragraphs shall survive any termination of this letter.

     The willingness of BTCo to provide the Senior Bank Financing as set forth above will terminate on September 30, 1997, unless definitive documentation evidencing the Senior Bank Financing, satisfactory in form and substance to BTCo, shall have been entered into prior to such date and the Closing Date shall have occurred.

     If you are in agreement with the foregoing, please sign and return to us (including by way of facsimile transmission) the enclosed copy of this letter, together with a copy of the fee letter enclosed herewith (the "Fee Letter"), no later than 5:00 P.M. (New York time) on Friday, June 27, 1997. This letter may be executed in any number of counterparts, and by the different parties hereto on separate counterparts, each of which when executed and delivered, shall be an original, but all of which shall together constitute one and the same instrument.

     Until such time as you have accepted this letter and the Fee Letter in accordance with the requirements of the immediately preceding paragraph, you are not authorized to disclose this letter or its contents to any other person or entity (other than your legal and financial advisors in connection with your evaluation of this letter). If this letter is not accepted by you as provided in the immediately preceding paragraph, you are to immediately return this letter (and any copies hereof) to the undersigned.


     THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES GOVERNING CONFLICTS OF LAWS, AND ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS LETTER IS HEREBY WAIVED. YOU HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS LETTER OR ANY MATTERS CONTEMPLATED HEREBY.

                                        Very truly yours,

                                        BANKERS TRUST COMPANY


                                        By /s/ CALLI S. HAYES
                                          -----------------------------------
                                         Title: MANAGING DIRECTOR

Agreed to and Accepted this
26th day of June, 1997
____        ____

THREE RIVERS HOLDING CORP.


By /s/ JOSHUA HARRIS
  --------------------------------------
 Title: VICE PRESIDENT


THREE RIVERS ACQUISITION CORP.


By /s/ JOSHUA HARRIS
  --------------------------------------
 Title: VICE PRESIDENT

                                                                       EXHIBIT A
                                                                       ---------


                           SUMMARY OF CERTAIN TERMS
                               AND CONDITIONS/1/
                                              -
                          ---------------------------


I.   Description of Facilities Comprising the Senior Bank Financing
     --------------------------------------------------------------

A.   A Term Loan Facility
     --------------------

A Term Loan Facility:    Term loan facility in an aggregate principal amount of
                         $50.0 million (the "A Term Loan Facility").

Maturity:                The A Term Loan Facility will mature on the date (the
                         "Term Loan Facility Maturity Date") that occurs (x) 20
                         days after the Closing Date, in the event 90% or more
                         of the Shares are acquired pursuant to the Tender Offer
                         (such acquisition of 90% or more of the Shares pursuant
                         to the Tender Offer, the "90% Requirement") or (y) 120
                         days after the Closing Date, in the event the 90%
                         Requirement is not satisfied; provided that if the
                                                       --------
                         Merger is consummated on or prior to such 20th or 120th day, as the case may be, the Term Loan Facility
                         Maturity Date shall be automatically extended to that date which occurs on the sixth anniversary of the Closing Date.

Amortizations:           Annual amortization (payable in four equal quarterly
                         installments) of the loans under the A Term Loan
                         Facility (the "A Term Loans") shall be required in an amount for each such annual period equal to 1% of the initial aggregate principal amount of the A Term Loan
                         Facility. The entire outstanding principal amount of the A Term Loans shall in any event be required to be repaid in full on the Term Loan Facility Maturity Date.


-------------------------
/1/ All capitalized terms used herein but not defined herein shall have the
 -
meanings provided in the Commitment Letter to which this summary is attached (the "Commitment Letter").

Interest Holdback
Amount: If the 90% Requirement is not met, an Interest Holdback Amount (the "Interest Holdback Amount") shall be established on the Closing Date by BTCo, which amount shall represent the amount of interest which would accrue on the A Term Loans actually incurred on the Closing Date (at a rate per annum which is 1% in excess of the rate per annum which would be applicable on the Closing Date to A Term Loans with a one month interest period beginning 2 business days after the Closing
                         Date) for a period of 120 days.

Use of Proceeds:         A Term Loans shall only be utilized by Newco (and, in
                         the case of the final drawdown, Target as the surviving corporation of the Merger) to finance the Transaction and to pay fees and expenses incurred in connection therewith. Notwithstanding anything to the contrary contained in the immediately preceding sentence, after the Closing Date and prior to the Merger Date, A Term
                         Loans may be drawn by Newco as and when needed to pay interest on outstanding A Term Loans, provided that the aggregate principal amount of A Term Loans drawn by Newco as described in this sentence shall not exceed the Interest Holdback Amount established as provided above.

Availability:            A Term Loans may only be incurred (i) by Newco on the
                         Closing Date, (ii) by Newco from time to time after the Closing Date and prior to the Merger Date as needed to pay interest on outstanding A Term Loans, as contemplated by the last sentence under the heading
                         "Use of Proceeds" above and (iii) by Target (as the surviving corporation of the Merger) on the date the Merger is consummated (the "Merger Date"). The aggregate principal amount of A Term Loans incurred on the Closing Date shall not exceed the lesser of (i) that amount, after giving effect to the application of all proceeds of the Equity Financing, as is needed to pay for all Shares accepted for purchase on such date pursuant to the Tender Offer and any fees and expenses incurred in connection with the Transaction and (ii) the remainder of (x) the loan value as determined in accordance with Regulation U of the Board of Governors of the Federal Reserve System ("Regulation U") of the
                         Shares, pledged on the Closing Date by Newco as security for the A Term Loans less (y) the Interest
                         Holdback Amount as established on the Closing Date;
                         provided that if the 90% Requirement is satisfied, the A Term Loans shall not be secured, directly or indirectly, by the Shares and the requirements set forth above in preceding clause (ii) shall not be required to be satisfied. The aggregate principal amount of A Term Loans incurred on the Merger Date shall in no event exceed $50 million less the aggregate principal amount of A Term Loans incurred prior to the Merger Date. No amount of A Term
                         Loans once repaid may be reborrowed.


B.   Revolving Credit Facility
     -------------------------

Revolving Credit
Facility:                Revolving credit facility of up to $50.0 million, with
                         a letter of credit sub-limit to be determined (the
                         "Revolving Credit Facility").

Maturity:                The Revolving Credit Facility will terminate, and all
                         loans made pursuant to the Revolving Credit Facility
                         (the "Revolving Loans," and together with the Term
                         Loans, the "Loans") shall be required to be repaid, on
                         the date that is five years from the Closing Date (or,
                         if same occurs earlier, the Term Loan Facility Maturity
                         Date), provided that to the extent mandatory repayments
                                --------
                         are required under the heading "Mandatory
                         Repayments/Commitment Reductions" below after all outstandings under the A Term Loan Facility have been repaid in full, such mandatory repayments will apply to reduce the commitments under the Revolving Credit
                         Facility (and will require prepayments of Revolving
                         Loans to the extent in excess of such commitments as so reduced).

Scheduled Commitment     The total commitments under the Revolving Credit
Reductions:              Facility shall be reduced on the dates set forth below
                         by the amounts set forth opposite such dates:

                         Fourth anniversary of
                              the Closing Date           $25 million
                         Fifth anniversary of
                              the Closing Date           $25 million

Blocked
Commitments:             At all times, an amount of commitments pursuant to the
                         Revolving Credit Facility equal to the then aggregate amount of outstanding indebtedness pursuant to Existing
                         Lease Financings
                         shall constitute "Blocked Commitments", which may not be drawn pursuant to the Revolving Credit Facility except to the extent being contemporaneously utilized to repay amounts then outstanding pursuant to Existing
                         Lease Financings.

Use of Proceeds:         All proceeds of Revolving Loans shall be utilized
                         solely for the Borrower's and its subsidiaries' working
                         capital requirements, for Permitted Acquisitions (as
                         defined below) and for other general corporate purposes
                         (including the making of payments in connection with
                         the Refinancing or the payment of fees and expenses
                         pursuant to the Financing Transactions, but excluding
                         the payment of amounts in connection with the Tender
                         Offer or Merger); provided, that no more than $25.0
                                           --------
                         million of Revolving Loans may be used to effect
                         Permitted Acquisitions.

Availability:            Revolving Loans may be borrowed, repaid and reborrowed
                         on and after the Merger Date in accordance with the terms of the documentation governing the Senior Bank
                         Financing; provided that, to the extent the amount of the Blocked Commitment is reduced on or after the Closing Date to an amount less than $21 million, Revolving Loans not to exceed the lesser of (x) the aggregate amount of reductions to the Blocked
                         Commitment and (y) $15 million, may be outstanding from time to time pursuant to the Revolving Credit Facility prior to the Merger Date.


II.  Terms Applicable to the Entire Senior Bank Financing
     ----------------------------------------------------

Borrowers:               (x) Prior to the Merger, Newco (in the case of A Term
                         Loans) and Target (in the case of Revolving Loans, subject to the limitations described above) and (y) at all times thereafter, Target.

Agent and
Collateral Agent:        BTCo.

Lenders:                 A syndicate of lenders (the "Lenders") formed by BTCo.

Guaranties:              Holdings and each direct or indirect wholly-owned
                         domestic subsidiary of Holdings shall be required to provide an unconditional guaranty of all amounts owing under the Senior Bank Financing (collectively, the
                         "Guaranties", with each entity
                         required to provide a Guaranty being herein called a "Guarantor").

                         The Guaranties shall contain terms and conditions reasonably satisfactory to BTCo.

Security:                The obligations of the Borrowers and the Guarantors
                         shall be secured by (x) a first priority perfected
                         pledge of all capital stock and notes owned by Holdings
                         and its subsidiaries (including all Shares purchased
                         pursuant to the Tender Offer (except as provided in the
                         second succeeding proviso) and all capital stock of
                         Target after the Merger), provided that no more than
                                                   --------
                         65% of the stock of foreign subsidiaries of Holdings
                         shall be required to be pledged unless such pledge may
                         be effected without giving rise to a "deemed dividend"
                         tax liability under applicable law; provided further
                                                             -------- -------
                         that, until the Merger Date, no Shares purchased by Newco pursuant to the Tender Offer shall be required to be pledged as security for the obligations of Newco to the extent (and only to the extent) that Newco satisfies the 90% Requirement and (y) a first priority perfected security interest in all other tangible and intangible assets (including, without limitation, receivables, contracts, contract rights, securities, intellectual property, inventory, equipment and real estate) of the Borrowers and each Guarantor, subject to customary exceptions for transactions of this type.

                         All documentation evidencing the security required pursuant to the immediately preceding paragraph shall be in form and substance satisfactory to BTCo, and shall effectively create first priority security interests in the property purported to be covered thereby.

Interest Rates:          At the option of the respective Borrower, Loans under
                         the Senior Bank Financing may be maintained from time
                         to time as (x) Base Rate Loans which shall bear
                         interest at the Applicable Margin in excess of the Base
                         Rate in effect from time to time or (y) Reserve
                         Adjusted Eurodollar Loans which shall bear interest at
                         the Applicable Margin in excess of the Eurodollar Rate
                         (adjusted for maximum reserves) as determined by BTCo
                         for the respective interest period, provided that until
                                                             --------
                         the earlier to occur of (x) the 90th day following the Closing Date (or, if later, the last day of the third interest period described below) and (y) that date upon which BTCo has determined (and notifies the Borrowers) that the primary syndication of the Senior Bank Financing (and the resultant addition of institutions as Lenders) has been completed, Reserve Adjusted Eurodollar Loans may only be incurred with three successive one-month interest periods (and all Reserve Adjusted Eurodollar
                         Loans at any time outstanding during a period described above in this proviso shall at all times have the same interest period), with the first such interest period beginning within five Business Days of the Closing
                         Date, the second such interest period beginning on the last day of the first interest period, and the third interest period beginning on the last day of the second interest period.

                         "Base Rate" shall mean the higher of (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and (y) the rate that BTCo announces from time to time as its prime lending rate, as in effect from time to time.

                         "Applicable Margin" shall mean the percentage per annum equal to the respective margin set forth on Annex I hereto in the case of Base Rate Loans or Reserve Adjusted Eurodollar Loans, as the case may be; provided that at any time when a Default or Event of Default is in existence, the highest pricing set forth on Annex I hereto shall apply.

                         Interest periods of 1, 2, 3 or 6 months shall be available in the case of Reserve Adjusted Eurodollar Loans.

                         The Senior Bank Financing shall include customary protective provisions for such matters as defaulting banks, capital adequacy, increased costs, actual reserves, funding losses, illegality and withholding taxes.

                         Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each fiscal quarter. Interest in respect of Reserve Adjusted Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Loans and at maturity. All calculations of interest on Loans and commitment fees shall be based on a 360-day year and actual days elapsed.

Default Interest:        Overdue principal, interest and other amounts shall
                         bear interest at a rate per annum equal to the greater of (i) the rate which is 2% in excess of the rate otherwise applicable to Base Rate Loans from time to time and (ii) the rate which is 2% in excess of the rate then borne by such borrowings. Such interest shall be payable on demand.

Voluntary Prepayments/
Commitment
Reductions:              Voluntary prepayments and commitment reductions may be
                         made at any time without premium or penalty, subject to
                         minimum notice and minimum prepayment or reduction
                         requirements, as the case may be; provided that
                                                           --------
                         voluntary prepayments of Reserve Adjusted Eurodollar
                         Loans may only be made on the last day of an interest period applicable thereto. All voluntary prepayments of A Term Loans shall be applied in direct order of maturity to reduce the then remaining scheduled installments of the A Term Loan Facility. All voluntary commitment reductions shall be applied in direct order of maturity to reduce the then remaining scheduled commitment reductions under the Revolving Credit
                         Facility.

Mandatory Repay-
ments/Commitment
Reductions:              Mandatory repayments of A Term Loans (and after all A
                         Term Loans have been repaid in full, permanent
                         reductions to the Revolving Credit Facility) to be
                         required from (a) 100% of the net cash proceeds from
                         asset sales by Holdings and its subsidiaries (other
                         than certain ordinary course of business sales and
                         dispositions), provided that after the Merger Date, the
                                        --------
                         Borrower may, in the absence of a default or an event
                         of default under the Senior Bank Financing, reinvest
                         proceeds of certain asset sales (including sales of
                         equipment that is being upgraded or replaced) during
                         the 180-day period following the date of the respective
                         asset sale, (b) 100% of the net cash proceeds from
                         issuances of debt (other than Permitted Debt) and
                         preferred stock (other than Qualified Preferred Stock)
                         by Holdings and its subsidiaries, with customary
                         exceptions to be agreed upon, (c) 50% of the net
                         proceeds from Qualified Preferred Stock and common
                         equity issuances by, or capital contributions to,
                         Holdings and its subsidiaries (other than the Equity
                         Financing), with customary exceptions to be agreed upon
                         and excluding any equity issued as consideration in
                         connection with, or the proceeds of
                         which are used to effect, Permitted Acquisitions, (d)
                         75% (reduced to 50% if the Leverage Ratio is less than
                         2.75:1) of annual excess cash flow (the definition of
                         which will be mutually agreed upon) to be applied on
                         the earlier of 90 days after the end of each fiscal
                         year and the date of delivery of Holdings' audited
                         financial statements for such fiscal year and (e) 100%
                         of certain insurance proceeds, provided that after the
                                                        --------
                         Merger Date, the Borrower may, in the absence of a default or an event of default under the Senior Bank
                         Financing, reinvest proceeds in an amount to be determined during the 180-day period following the date of receipt of such proceeds. As used herein, (A)
                         "Permitted Debt" shall mean (i) certain existing indebtedness assumed in connection with Permitted
                         Acquisitions that meets certain requirements to be specified, (ii) lease financings and purchase money debt incurred after the Closing Date in connection with the acquisition of equipment and (iii) subordinated debt (to meet requirements to be specified in the Senior Bank Financing) issued to sellers in connection with Permitted Acquisitions or issued for cash to one or more of the Equity Investors; provided that the aggregate principal amount of indebtedness at any time outstanding pursuant to preceding clauses (i) and (ii) shall not exceed $10 million, and the aggregate principal amount of all indebtedness incurred pursuant to preceding clause (iii) shall not exceed $10 million and (B) "Qualified Preferred Stock" shall have the meaning specified below under the heading "Covenants".

                         All mandatory repayments of A Term Loans will be applied pro rata to reduce future scheduled
                                 --- ----
                         amortization payments in respect of the A Term Loan Facility.

                         In addition, in the event that the Merger does not occur within (x) 20 days following the Closing Date, in the event the 90% Requirement is satisfied or (y) 120 days following the Closing Date, in the event the 90% Requirement is not satisfied, the Borrowers shall be required to repay all outstanding Loans and all commitments shall terminate.

Commitment               The commitments hereunder shall terminate on September
Termination:             30, 1997 unless definitive Credit Documents (as defined
                         below) have been executed and delivered and the Closing
                         Date has occurred prior to such date.

Commitment Fees:        1/2 of 1% per annum of the unutilized total commitments
                        under the Senior Bank Financing, as in effect from time to time, commencing on the Closing Date and continuing to and including the termination of the Senior Bank
                        Financing, payable quarterly in arrears and upon the termination of the Senior Bank Financing.

Letter of Credit Fees:  The Applicable Margin for Revolving Loans maintained as
                        Reserve Adjusted Eurodollar Loans on the aggregate outstanding stated amounts of letters of credit plus an additional 1/4 of 1% on the aggregate outstanding stated amounts of letters of credit to be paid as a fronting fee to the issuing Lender. In addition, the issuer of a letter of credit will be paid its customary administrative charges in connection with each letter of credit issued by it.

Additional Fees:        The Agent shall receive such fees as have been
                        separately agreed upon.

Documentation:          The Lenders' commitments will be subject to the
                        negotiation, execution and delivery of definitive financing agreements (and related security documentation, guaranties, etc.) in connection with the Senior Bank Financing (the "Credit Documents") reasonably consistent with the terms of the Commitment
                        Letter and this Summary of Terms, in each case prepared by White & Case, counsel to BTCo.

Conditions Precedent:   In addition to conditions precedent typical for these
                        types of facilities and any other conditions appropriate in the context of the proposed transaction, the following conditions shall apply:


A.  To the Initial Loans
    --------------------

                 (i) Holdings, Newco and Target shall have entered into a merger agreement relating to the Merger (the "Merger Agreement"), and such Merger Agreement and all related documentation shall be satisfactory in form and substance to the Agent and the Required Lenders. In connection with the conditions specified in the immediately preceding sentence, it is acknowledged and agreed that the form of Merger Agreement (draft dated June 9, 1997) furnished to BTCo prior to the date of this letter and the terms thereof are satisfactory to the Agent and the Required Lenders.

                        In no event shall the Merger Agreement be modified from the form of agreement described in the immediately preceding sentence without the consent of the Agent and the Required Lenders.

                 (ii) The Tender Offer shall be made as contemplated by the Merger Agreement and all documentation therefor shall be reasonably satisfactory to BTCo and the Required Lenders. The conditions to the requirement that shares be accepted for purchase pursuant to the Tender Offer shall be as provided in the Merger Agreement. None of said conditions shall be modified or waived without the consent of BTCo and the Required Lenders. Each State anti-takeover law, if any, regulating the Tender Offer or Merger shall have been complied with or shall be inapplicable to the Tender Offer and the Merger. At the time of the consummation of the Tender Offer, no fair price provisions nor provisions of Target's charter shall require a higher price to be paid for each Share in the Merger than in the Tender Offer. Target shareholders rights program, if any, shall have been revoked or inapplicable to the Tender Offer and Merger. Each component of the Transaction (other than (x) the Merger and (y) that portion of the Refinancing which is to be effected following the Closing Date) shall have been consummated in accordance with the documentation therefor and all applicable law, and Newco shall have purchased a sufficient number of Shares of Target to effect the Merger without any affirmative vote or approval of any other person or entity. After giving effect to those components of the Transaction to be consummated on the Closing Date, Holdings and its subsidiaries shall have no outstanding indebtedness or preferred stock other than pursuant to the Financing Transactions or Existing Lease Financings which remain outstanding in an aggregate principal amount not to exceed $21 million.

                (iii) BTCo shall be satisfied that, on the date of the execution of the Merger Agreement, Target has cash and cash equivalents on hand of at least $13 million.

                 (iv) Holdings shall have contributed the net cash proceeds from the Equity Financing to the capital of Newco in return for shares of common stock of Newco, and Newco shall have used the aggregate amount received from such equity contribution to make payments owing in connection with the Tender Offer and to pay fees in connection with the Senior Bank Financing before utilizing any proceeds of Loans pursuant to the Senior Bank Financing for such purpose. To the extent contemplated by the second paragraph of the Commitment Letter, Holdings shall have received cash proceeds in respect of the Merger Bridge Loans, which shall be made on the terms contemplated by said second paragraph of the Commitment Letter and shall be made pursuant to documentation in form and substance reasonably satisfactory to the Agent and the Required Lenders.

                  (v) Since December 31, 1996, there shall have been no material adverse change in the business, property, assets, operations, liabilities, condition (financial or otherwise) or prospects of Target and its subsidiaries taken as a whole.

                 (vi) All Loans and other financing to the Borrowers shall be in full compliance with all requirements of Regulations G, T, U and X of the Board of Governors of the Federal Reserve System.

                (vii) The Lenders shall have received such opinions and other appropriate factual information and expert advice as follows: (i) legal opinions from counsel, in form and substance and covering matters, acceptable to BTCo and the Required Lenders, and (ii) a solvency opinion with respect to Target and its subsidiaries (on a consolidated basis) and Target (on a stand-alone basis), after giving effect to the consummation of the Transaction (including the Merger) and the financing therefor, reasonably acceptable to the Agent and the Required Lenders).

               (viii) Each of the Guaranties shall have been executed and delivered. The security agreements required as described under the heading "Security" above shall have been executed and delivered in form, scope and substance reasonably satisfactory to BTCo, and the Lenders shall have a first priority perfected security interest in all assets as are required above.

                 (ix) There shall have been no material adverse change after the date hereof to the syndication market for credit facilities similar in nature to the Senior Bank Financing contemplated herein and there shall not have occurred and be continuing a material disruption of or material adverse change in financial, banking or capital markets that would have a material adverse effect on the syndication, in each case as determined by BTCo in its reasonable discretion.

                 (x) All costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation contemplated hereby or any letter executed in connection herewith and payable to the Lenders or BTCo (or their respective affiliates) shall have been paid to the extent due.


B.  Conditions to All Loans
    -----------------------

                        Absence of material adverse change, absence of material litigation, absence of default or unmatured default under the Senior Bank Financing, continued accuracy of representations and warranties and receipt of such documentation (including, without limitation, opinions of counsel) as shall be required by the Agent. Notwithstanding anything to the contrary contained in the immediately preceding sentence, conditions to the making of A Term Loans on the Merger Date shall be limited to (i) the absence of a default or unmatured default under the Senior Bank Financing, (ii) the consummation of the Merger in accordance with applicable law and the terms of the Merger Agreement and (iii) continued accuracy in all material respects of the representations and warranties contained in the credit documentation; provided that representations as to any material adverse change to the Borrower and its subsidiaries from a specified date, the absence of material adverse litigation and any substantially similar representation shall not be required to be made in connection with such borrowing of A Term Loans on the Merger Date.

Representations
and Warranties:         The Senior Bank Financing and related documentation
                        shall contain representations and warranties typical for these types of facilities, as well as any additional ones appropriate in the context of the proposed transaction.

Covenants:              Those typical for these types of facilities and any
                        additional covenants appropriate in the context of the proposed transaction (with such covenants having such exceptions or baskets as may be mutually agreed upon).
                        "Special Purpose Corporation" covenants
                        shall be applicable at all times to Holdings. Although the covenants have not yet been specifically determined, we anticipate that the covenants shall in any event include:

                  (i)   Restrictions on indebtedness, with exceptions to include
                        (x) Existing Lease Financing to the extent same remains outstanding and (y) Permitted Indebtedness.

                 (ii) Restrictions on mergers, acquisitions, joint ventures, partnerships and acquisitions and dispositions of assets; provided that after the Merger Date, the
                                --------
                        Borrower may acquire assets constituting a business, division or product line of any Person (to be defined) not already a subsidiary of the Borrower or the capital stock of any such Person who becomes a wholly-owned subsidiary (each, a "Permitted Acquisition"), (i) so long as no default or event of default exists under the Credit Agreement at the time of the consummation of the respective Permitted Acquisition or would exist immediately after giving effect thereto, (ii) so long as the Borrower establishes pro forma compliance with the
                                                 --- -----
                        financial covenants contained in the Credit Agreement and (iii) subject to such other requirements as may be established pursuant to the Credit Documents. Without limiting the foregoing, any Permitted Acquisition where the aggregate consideration shall exceed $17.5 million shall require the approval of the Required Lenders.

                (iii) Restrictions on sale-leaseback transactions and lease payments.

                 (iv)   Limitations on dividends.

                  (v) Restrictions on voluntary prepayments of other indebtedness and amendments of organizational, corporate and other documents; provided that so long as no default or event of default is in existence, voluntary prepayments of indebtedness pursuant to Existing Lease Financings or constituting Permitted Indebtedness of the types described in clauses (i) and (ii) of the definition thereof shall be permitted.

                 (vi) Restrictions on transactions with affiliates and formation of subsidiaries (it being understood that Apollo may receive closing and management fees from the Borrowers on terms, and in amounts, to be agreed upon).

                (vii)   Restrictions on investments.

               (viii)   Maintenance of existence and properties.

                 (ix)   No liens, with exceptions to be negotiated.

                  (x) Financial covenants to consist of a minimum interest coverage ratio, minimum consolidated EBITDA, minimum fixed charge coverage ratio and a maximum leverage ratio (the "Leverage Ratio"), it being understood that (i) for purposes of determinations of the Leverage Ratio, pro
                                                                          ---
                        forma effect shall be given to Permitted Acquisitions
                        -----
                        and (ii) the Leverage Ratio shall not exceed the Permitted Acquisition Maximum Permitted Leverage Ratio upon the consummation of, and after giving effect on a pro forma basis to, any Permitted Acquisition. As used
                        --- -----
                        above, the term "Permitted Acquisition Maximum Permitted Leverage Ratio" at any time shall mean (x) only with respect to two specifically identified (and agreed upon) acquisitions, and so long as the respective such acquisition or acquisitions are consummated prior to December 31, 1997, 3.95:1 and (y) in all other cases, that ratio which is at that time the maximum Leverage Ratio which may exist under the financial covenants contained in the Credit Agreement without giving rise to a Default or Event of Default thereunder, adjusted by reducing the first number appearing in the ratio by .5 (or, from and after the first date upon which the consolidated EBITDA used in determining the Leverage Ratio is the four fiscal quarters ended December 31, 1998, reducing the first number appearing in the ratio by .25); provided that for Permitted Acquisitions
                                 --------
                        effected on or prior to December 31, 1997, the consolidated EBITDA used in determining the Leverage Ratio shall be the greater of (x) actual consolidated EBITDA for those fiscal quarters of the Target completed after April 1, 1997 and annualizing the amount thereof or (y) $15 million; provided further that preceding
                                            -------- -------
                        clause (y) shall only be applicable (and may only be used) (a) if the most recently completed fiscal quarter of Target ended on June 30, 1997, and Consolidated EBITDA for the period described in the immediately preceding proviso was at least $3.7 million or (b) if the most recently completely fiscal quarter of Target ended on September 30, 1997, and Consolidated EBITDA for the period described in the immediately preceding proviso was at least $7.9 million. Annex II hereto lists the financial covenants and the amounts or ratios which shall be required thereunder.

                  (xi)  Adequate insurance coverage.

                 (xii)  ERISA covenants.

                (xiii) The obtaining of interest rate protection in amounts and for periods to be determined.

                 (xiv) Limitation on issuances of redeemable common stock and preferred stock by Holdings and its subsidiaries, provided that Holdings may issue Qualified Preferred
                        --------
                        Stock so long as (w) no default or event of default exists at the time of any such issuance or immediately after giving effect thereto, (x) Holdings establishes pro forma compliance with the covenants contained in the
                        --- -----
                        Credit Agreement and (y) with respect to each issuance of Qualified Preferred Stock, the gross cash proceeds therefrom (or in the case of Qualified Preferred Stock directly issued as consideration for a Permitted Acquisition, the fair market value (as determined in good faith by Holdings) of the assets received therefor) shall be at least equal to the liquidation preference thereof at the time of issuance. "Qualified Preferred Stock" shall mean any preferred stock of Holdings, the express terms of which shall provide that dividends thereon shall not be required to be paid at any time (and to the extent) that such payment would be prohibited by the terms of the Credit Agreement or any other agreement of Holdings relating to outstanding indebtedness and which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (including any change of control event), cannot mature (excluding any maturity as the result of an optional redemption by the issuer thereof) and is not mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, and is not redeemable, or required to be repurchased, at the sole option of the holder thereof (including, without limitation, upon the occurrence of a change of control event), in whole or in part, on or prior to the 8th anniversary of the date of issuance of such preferred stock.

                  (xv) Financial reporting and visitation and inspection rights.

                 (xvi)  Compliance with laws.

                (xvii) The Merger shall be consummated as soon as practicable and in any event not later than (x) 20 days after the Closing Date, in the event the 90% Requirement is satisfied or (y) 120 days after the Closing Date, in the event the 90% Requirement is not satisfied, and upon the consummation of the Merger, Target shall assume all obligations of Newco in respect of the Senior Bank Financing.

Events of Default:      Those typical for these types of facilities and any
                        additional ones appropriate in the context of the proposed transaction including, without limitation, payment, material misrepresentations, covenant defaults, bankruptcy and a change of control of Holdings or the Borrowers.

Assignments and         The Borrowers may not assign its rights or obligations
Participations:         under the Senior Bank Financing without the prior
                        written consent of the Agent and the Lenders. Any Lender may assign, and may sell participations in, its rights and obligations under the Senior Bank Financing, subject
                        (x) in the case of participations, to customary restrictions on the voting rights of the participants and (y) in the case of assignments, to a minimum assignment requirement of $5,000,000 (or to the extent the amount held by such Lender is less than $5,000,000, such lesser amount) and such other limitations as may be established by the Agent. So long as no event of default exists pursuant to the Senior Bank Financing, the consent of the Borrower shall be required with respect to assignments (other than assignments to (x) affiliates of the respective Bank or (y) any entity which is already a Bank), such consent not to be unreasonably withheld or delayed. The Senior Bank Financing shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Senior Bank
                        Financing and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment.

Governing Law:          The rights and obligations of the parties under the
                        Credit Documents shall be construed in accordance with and governed by the law of the State of New York.

Required Lenders:       Majority.